UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G*
Under the Securities Exchange Act of 1934
(Amendment No ___)*

Oxford Lane Capital Corp.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

691543 300 691543 508 691543 607
(CUSIP Number)

May 12, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	691543 300 691543 508 691543 607

1	NAME OF REPORTING PERSON
Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
397,231

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
397,231

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
397,231

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON
IA

CUSIP Nos.	691543 300 691543 508 691543 607

1	NAMES OF REPORTING PERSON
Eagle Point Credit GP I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
397,231

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
397,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
397,231

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON
PN

CUSIP Nos.	691543 300 691543 508 691543 607

1	NAME OF REPORTING PERSON
Thomas Philip Majewski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,994

	6	SHARED VOTING POWER
397,231

	7	SOLE DISPOSITIVE POWER
21,994

	8	SHARED DISPOSITIVE POWER
397,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,225

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%

12	TYPE OF REPORTING PERSON
IN

CUSIP Nos.	691543 300 691543 508 691543 607

1	NAME OF REPORTING PERSON
Daniel Michael Spinner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
25,652

	6	SHARED VOTING POWER
397,231

	7	SOLE DISPOSITIVE POWER
25,652

	8	SHARED DISPOSITIVE POWER
397,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,883

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%

12	TYPE OF REPORTING PERSON
IN

CUSIP Nos.	691543 300 691543 508 691543 607

Item 1(a).	Name of Issuer:

Oxford Lane Capital Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC
Eagle Point Credit GP I LP
Thomas Philip Majewski
Daniel Michael Spinner

This Schedule 13G is jointly filed by the above Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202
Greenwich, CT 06830

Item 2(c).	Citizenship:

Eagle Point Credit Management LLC: organized in the State of Delaware
Eagle Point Credit GP I LP: organized in the Cayman Islands
Mr. Majewski: United States citizen
Mr. Spinner: United States citizen

Item 2(d).	Title of Class of Securities:

Preferred Stock (series identified below in response to Item 2(e))

Item 2(e).	CUSIP Number:

691543 300 (7.50% Series 2023 Term Preferred Shares)
691543 508 (6.75% Series 2024 Term Preferred Shares)
691543 607 (6.25% Series 2027 Term Preferred Shares)

CUSIP Nos.	691543 300 691543 508 691543 607

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

Eagle Point Credit Management LLC: 397,231 shares
Eagle Point Credit GP I LP: 397,231 shares
Thomas Philip Majewski: 419,225 shares
Daniel Michael Spinner: 422,883 shares

Collectively, the Reporting Persons may be deemed to beneficially own 444,877 shares of the outstanding preferred stock of Oxford Lane Capital Corp. (“Preferred Shares”).

(b)	Percent of class:

Eagle Point Credit Management LLC: 4.5%
Eagle Point Credit GP I LP: 4.5%
Thomas Philip Majewski: 4.8%
Daniel Michael Spinner: 4.8%

Collectively, the Reporting Persons may be deemed to beneficially own approximately 5.1% of the total outstanding Preferred Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Eagle Point Credit Management LLC1: 397,231 shares
Eagle Point Credit GP I LP: 0 shares
Thomas Philip Majewski2: 21,994 shares
Daniel Michael Spinner3: 25,652 shares

1 As investment manager to Eagle Point Credit Partners LP (“EPCP”), a private fund that holds these Preferred Shares, Eagle Point Credit Management LLC, pursuant to an investment management agreement, has discretionary investment authority and voting power with respect to the Preferred Shares held by the fund. Thus, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.
2 Mr. Majewski directly holds these Preferred Shares and thus may be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.
3 Mr. Spinner directly holds these Preferred Shares and thus may be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

CUSIP Nos.	691543 300 691543 508 691543 607

(ii)	Shared power to vote or to direct the vote:

Eagle Point Credit Management LLC: 0 shares
Eagle Point Credit GP I LP4: 397,231 shares
Thomas Philip Majewski5: 397,231 shares
Daniel Michael Spinner6: 397,231 shares

(iii)	Sole power to dispose or to direct the disposition of:

Eagle Point Credit Management LLC: 397,231 shares
Eagle Point Credit GP I LP: 0 shares
Thomas Philip Majewski: 21,994 shares
Daniel Michael Spinner: 25,652 shares

(iv)	Shared power to dispose or to direct the disposition of:

Eagle Point Credit Management LLC: 0 shares
Eagle Point Credit GP I LP: 397,231 shares
Thomas Philip Majewski: 397,231 shares
Daniel Michael Spinner: 397,231 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4 As general partner to EPCP, Eagle Point Credit GP I LP has the authority to exercise voting or dispositive power with respect to the Preferred Shares held by the fund. Thus, it could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares.
5 As a member of the portfolio management team of Eagle Point Credit Management LLC, Mr. Majewski has the ability to exercise investment discretion over EPCP. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by EPCP.
6 As a member of the portfolio management team of Eagle Point Credit Management LLC, Mr. Spinner has the ability to exercise investment discretion over EPCP. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by EPCP.

CUSIP Nos.	691543 300 691543 508 691543 607

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:May 22, 2020

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Managing Partner

EAGLE POINT CREDIT GP I LP, by Eagle Point Credit GP-GP Ltd., its general partner

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Director

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski

DANIEL MICHAEL SPINNER

By:	/s/ Daniel M. Spinner
Name: Daniel M. Spinner

Exhibit A

Joint Filing Agreement
We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Dated: May 22, 2020
EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Managing Partner
EAGLE POINT CREDIT GP I LP, by Eagle Point Credit GP-GP Ltd., its general partner

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Director

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski

DANIEL MICHAEL SPINNER

By:	/s/ Daniel M. Spinner
Name: Daniel M. Spinner